					Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2015	2014	2013	2012	2011

Net Income	$66,578	$66,483	$62,236	$58,241	$52,889

Income Taxes, Net	36,945	34,895	34,833	33,711	34,281

Fixed Charges*	22,722	22,264	20,724	18,897	20,034

Capitalized Interest	(2,816)	(4,392)	(8,174)	(6,470)	(1,112)

Total Available for Coverage	$123,429	$119,250	$109,619	$104,379	$106,092

Total Available	5.4x	5.4x	5.3x	5.5x	5.3x
Fixed Charges

* Fixed charges consist of interest charges (rentals are not material).